SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 6 June 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

    This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in  in accordance with section 59 of the Companies Act 1990.

    1. An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16
, 23 and 24.

    2.
 An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.

    3. An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3
 and 17 to 24.

    4. An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer Bank of Ireland	2
State whether the notification relates to:
(i)
    a transaction notified in accordance with Market Abuse Rules;
(ii)
    a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
(iii) both (i) and (ii).
  Notification relates to (i
ii
) above and to the UK Disclosure Rule 3.1.4 R (1) (a)

3	Name of person discharging managerial responsibilities/director Richie Boucher , Director Christine Brennan Des Crowley , Director Denis Donovan , Director John Clifford Brian Goggin , Director Finbarr Murphy Ronan Murphy John O'Donovan , Director Tony Wyatt	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest See box es 6 and 17 et seq.	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Options granted under ESOS Conditional Awards under LTIP
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction	14	Date and place of transaction
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant 3 June 2008 for both the Executive Stock Option Scheme (ESOS) and the Long Term Incentive Plan (LTIP)	18	Period during which or date on which it can be exercised ESOS - 3 June 2011 to 3 June 2018 LTIP - Earliest Vesting Date is 3 June 2011
19	Total amount paid (if any) for grant of the option Nil	20
Description of shares or debentures involved (class and number)
Units of Ordinary Stock:-
1.

Richie Boucher ESOS 71,600 / LTIP 71,600
2.

Christine Brennan ESOS 62,950 / LTIP 62,950
3.

Des Crowley ESOS 68,800 / LTIP 68,800
4.

Denis Donovan ESOS 81,450 / LTIP 81,450
5.

John Clifford
ESOS 23,800 / LTIP17,000
6.

Brian Goggin
ESOS 146,250 / LTIP 219,400
7.

Finbarr Murphy
ESOS 21,600 / LTIP 15,450
8.

Ronan Murphy
ESOS 54,300 / LTIP 54,300
9.

John O’Donovan ESOS 67,900 / LTIP 67,900
10.

Tony Wyatt ESOS 72,950 / LTIP 72,950

21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise euro 8.10 for ESOS. Not applicable to LTIP.	22
Total number of shares or debentures over which options are held following notification

1.

Richie Boucher ESOS 185,050 / LTIP 152,050
2.

Christine Brennan ESOS 114,232 / LTIP 114,232
3.

Des Crowley ESOS 300,750 / LTIP 165,750
4.

Denis Donovan ESOS 293,400 / LTIP 178,400
5.

John Clifford ESOS 120,950 / LTIP 54,800
6.

Brian Goggin ESOS 544,000 / LTIP 565,850
7.

Finbarr Murphy ESOS 115,100 / LTIP 45,050
8.

Ronan Murphy ESOS 171,950 / LTIP 138,950
9.

John O’Donovan ESOS 274,850 / LTIP 164,850
10.

Tony Wyatt ESOS 141,827 / LTIP 141,827

23	Any addi tional information Sub-Committee of the Group Remuneration Committee approved the pricing and stock amounts on 4 June 2008 .	24	Name of contact and telephone number for queries John Clifford + 353 1 6043400

Name and signature of duly designated officer of issuer responsible for making notification John Clifford - Group Secretary Date of notification 6 June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 6 June 2008